Exhibit 99.1

YM BIOSCIENCES REPORTS 2006 YEAR END OPERATIONAL AND FINANCIAL RESULTS

MISSISSAUGA, Canada - September 22, 2006 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), a company engaged in the acquisition, development and commercialization of oncology and acute care products, today reported operational and financial results for the fourth quarter and the 2006 fiscal year, ended June 30, 2006.

“In fiscal 2006, we made exceptional progress in strengthening YM’s fundamentals. We move into fiscal 2007 with significant cash reserves and an advanced product pipeline that has the prospect of yielding registration data for both of our lead cancer drugs within the next 12-15 months,” said David Allan, Chairman and CEO of YM BioSciences. “The pivotal trial for tesmilifene, our lead clinical candidate, has been the subject of two interim analyses of safety and survival data which indicated the drug continues to be safe and the trial continues to have the prospect of meeting its survival endpoint. A third interim analysis is anticipated in the coming months, a fourth possibly in Q1 2007 and mature data during calendar 2007.”

“For Nimotuzumab, data from numerous trials continue to demonstrate the unique and competitive safety profile of this drug including an absence of the side effects typically seen with other products in this drug class, notably rash, severe diarrhea, conjunctivitis and hypomagnesemia. As this drug progresses through a Phase III trial in pediatric glioma in Europe, these properties could position nimotuzumab to become the EGFr-targeting drug best suited for chronic use and we are encouraged by its having been approved, for commercial use, by regulatory authorities in a number of countries,” added Mr. Allan.

Highlights of Fiscal 2006 (July 1, 2005 - June 30, 2006):

Tesmilifene
•	Enrolment of 723 patients in the pivotal Phase III trial of tesmilifene in metastatic and recurrent breast cancer was completed.
•	FDA Fast Track designation for tesmilifene in advanced breast cancer was received.
•	A hypothesis of tesmilifene’s mode of action authored by Dr. Mark Vincent in Medical Hypotheses, Vol. 66 No. 4, was published.
•	Positive results of a Phase II trial in hormone refractory prostate cancer were published in the November 2005 issue of the Journal of Urology.
•
Collaborative agreement was signed with Sanofi-Aventis to investigate the effect of combining tesmilifene and Taxotere® (docetaxel) for treatment of women with rapidly progressing metastatic breast cancer.

Nimotuzumab
•
YM’s partner, Oncoscience AG, commenced patient treatment in a Phase III trial in Germany with nimotuzumab. The trial is expected to complete patient recruitment in the first half of calendar 2007. The drug is also undergoing a Phase II monotherapy trial in Europe in patients with advanced metastatic pancreatic cancer.

•
Oncoscience AG presented updated positive data from a Phase II monotherapy trial of nimotuzumab in children with resistant or relapsed brain cancers at the International Society of Paediatric Oncology conference on September 18, 2006.

•
A multi-center Phase I/II trial comparing the effects of the combination of nimotuzumab with radiation against radiation alone in patients with non-small-cell lung cancer (NSCLC) unfit for chemotherapy was initiated. Recruitment for the trial should be completed in late calendar 2007 or early 2008. The trial is expected to be expanded into South Korea through YM partner Kuhnil Pharmaceutical Company of Seoul, Korea.

AeroLEF™
•
A randomized Phase IIb trial with AeroLEF™ for the treatment of moderate to severe post-operative acute pain was initiated in 2006 and a preliminary report is expected in calendar Q4, 2006. YM intends to continue development with the goal of initiating a Phase III trial in the U.S. subject to positive Phase II data.

Other product highlights
•
Clinical trial results for its anti-GnRH prostate cancer vaccine, Norelin™, in hormone sensitive prostate cancer (HSPC) were presented at the “Cancer Vaccines/Adjuvants/Delivery for the Next Decade” conference in Lisbon, Portugal September 5-7, 2005.

•
An exclusive worldwide license agreement with the University of Saskatchewan for a portfolio of small molecule compounds that appear to be highly potent enhancers of the activities of existing chemotherapeutic treatments was completed.

Corporate highlights
•	Licensed South Korean development and marketing rights for nimotuzumab to Kuhnil Pharmaceuticals Ltd. of Seoul, South Korea.
•	Licensed Southeast Asian and some African development and marketing rights for nimotuzumab to Innogene Kalbiotech, a subsidiary of PT. Kalbe Farma Tbk. of Jakarta, Indonesia.
•
Licensed nimotuzumab, subsequent to the year-end, to Daiichi Pharmaceutical Co., Ltd., a subsidiary of Daiichi Sankyo Company, Limited, for the Japanese territory and received an up-front payment of US$14.5 million and potentially significant milestone payments at certain stages of development for each of a number of indications as well as payments based on supply of nimotuzumab and sales performance in the territory.

•	Acquired Eximias Pharmaceutical Corporation, obtaining an experienced senior management team and approximately US $29.5 million in cash.
•	Raised US $40.1 million through a “registered direct” offering of common shares.
•	The Company’s first “R&D Day” was held in New York for analysts and portfolio managers.

Financial Results (all figures in Canadian dollars)
Total revenue for the fiscal year ended June 30, 2006 was $2.5 million compared to $1.5 million for the fiscal year ended June 30, 2005. Total revenue for the fourth quarter ended June 30, 2006 was $1.1 million compared to $0.3 million for the same quarter last year. The increases were primarily due to increased interest income resulting from the Company’s significantly larger short-term deposits compared with the previous year.

Total operating expenditures for the fiscal year ended June 30, 2006 were $28.1 million compared to $17.3 million for the fiscal year ended June 30, 2005. Total operating expenditures for the fourth quarter ended June 30, 2006 were $9.3 million compared to $6.9 million for the same quarter in 2005.

General and Administrative expenses for the fiscal year ended June 30, 2006 were $8.0 million compared to $6.3 million for the fiscal year ended June 30, 2005. General and Administrative expenses for the quarter ended June 30, 2006 were $3.4 million compared to $2.3 million for the same quarter in the prior year. General and Administrative expenses increased in 2006 over 2005 due principally to higher legal costs, stock-exchange and investor-related costs and stock-based compensation expenses.

Licensing and Product Development expenses for the fiscal year ended June 30, 2006 were $20.2 million compared to $11.0 million for the fiscal year ended June 30, 2005. Licensing and Product Development expenses for the fourth quarter ended June 30, 2006 were $5.9 million compared to $4.5 million for the same quarter in 2005. Licensing and Product Development expenses increased from 2005 due to the progression of the tesmilifene Phase III clinical trial, development of the AeroLEF™ technology, increased out-licensing activity and the inclusion of Eximias results for two months.

Net loss for the fiscal year and fourth quarter ended June 30, 2006 was $25.8 million ($0.59 per share) and $8.6 million ($0.16 per share) compared to $15.9 million ($0.47 per share) and $6.5 million ($0.18 per share) respectively for the same periods last year.

On February 16, 2006, the Company raised gross proceeds of US$40.1 million through a “registered direct” offering of common shares.

Subsequent to the end of the fiscal year, on July 25, 2006 the Company entered into a License, Development, Manufacturing and Supply Agreement for nimotuzumab. Under the terms of the agreement, the Company has received a license fee of US$14,500,000. The agreement also entitles the Company to receive milestone payments on the occurrence of events specified in the terms of the contract and further payments based on the commercial sale of the developed product. The license fee will be recognized over the term of the related development collaboration.

As at June 30, 2006 the Company had 55,781,523 common shares outstanding, 2,380,953 common shares held in escrow for contingent additional payment related to the acquisition of Delex Therapeutics Inc., 9,022,777 warrants, and 4,779,789 options.

AGM Announcement
YM BioSciences’ Annual and Special Meeting of Shareholders will be held on November 28th, 2006 at 4:00 p.m. at the Gallery of the TSX Broadcast & Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario.

About YM BioSciences
YM BioSciences Inc. is engaged in the acquisition, development and commercialization of oncology and acute care products.

Tesmilifene is a small molecule MDR-targeting agent that is being tested in combination with various standard chemotherapy regimens for the treatment of cancer. In addition to the Phase III DEC trial combining tesmilifene with an anthracycline, a collaborative trial with Sanofi-Aventis is currently ongoing combining tesmilifene with Taxotere® (docetaxel) a taxane drug. A trial combining tesmilifene with epirubicin, cyclophosphamide, and 5-FU is anticipated for the treatment of gastric cancer and additional trials are in planning.

In addition, YM BioSciences is developing nimotuzumab, AeroLEF™ and Norelin.

Nimotuzumab is an anti-EGFR humanized antibody that was recently partnered in Japan with Daiichi Pharmaceutical Co., Ltd., a subsidiary of Daiichi Sankyo Company, Limited Nimotuzumab was approved in India in July 2006 for the treatment of head & neck cancer, is currently in a Phase IIl trial in Europe in combination with radiation for the treatment of pediatric pontine glioma and a Phase I/II trial in a specific population of patients with non-small cell lung cancer in Canada .

AeroLEF™ is a unique inhaled-delivery composition of free and liposome encapsulated fentanyl, for the treatment of moderate to severe acute pain, including cancer pain. AeroLEF™ is currently enrolling post-surgical patients in a randomized Phase IIb trial.

Norelin, an anti-cancer vaccine, stimulates the immune system to develop antibodies to gonadotropin-releasing hormone (GnRH). In addition, YM BioSciences owns a portfolio of pre-clinical compounds.

This press release may contain forward-looking statements, which reflect the Company’s current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company’s ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that the pivotal tesmilifene Phase III trial will be completed on schedule and yield mature data in calendar 2007; that the DSMB’s recommendations to continue the pivotal trial for tesmilifene based on two early analyses implies that the trial continues to have the prospect of meeting its primary endpoint; that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
Thomas Fechtner, The Trout Group LLC	James Smith, the Equicom Group Inc.
Tel. +1-212-477-9007 x31	Tel. +1-416-815-0700 x 229
Fax +1-212-460-9028	Fax +1-416-815-0080
Email: tfechtner@troutgroup.com	Email: jsmith@equicomgroup.com

Summary financial statements attached:

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Balance Sheets
(Amounts in Canadian dollars, unless otherwise noted)

June 30, 2006 and 2005

	2006	2005
Assets

Current assets:
Cash and cash equivalents	$2,735,317	$686,373
Short-term deposits	85,606,117	29,882,472
Marketable securities	-	4,834
Accounts receivable	2,214,775	1,591,712
Prepaid expenses	318,338	159,661
	90,874,547	32,325,052

Capital assets	304,985	226,698

Intangible assets	8,868,528	5,648,141

	$100,048,060	$38,199,891

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$2,367,042	$2,995,457
Accrued liabilities	1,350,923	830,158
Deferred revenue	738,297	206,770
	4,456,262	4,032,385

Long-term portion of deferred revenue	844,275	327,387

Shareholders' equity:
Share capital	172,771,544	87,487,802
Share purchase warrants	4,597,988	5,313,283
Contributed surplus	3,944,492	1,790,928
Deficit accumulated during the development stage	(86,566,501)	(60,751,894)
	94,747,523	33,840,119

Basis of presentation
Commitments
Subsequent event

	$100,048,060	$38,199,891

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Operations and
Deficit Accumulated During the Development Stage
(Amounts in Canadian dollars, unless otherwise noted)

				From inception on August 17, 1994
	Years ended June 30			to June 30,
	2006	2005	2004	2006
Revenue	$1,151,135	$748,020	$-	$1,899,155
Interest income	1,397,558	703,873	347,187	4,889,849
	2,548,693	1,451,893	347,187	6,789,004

Expenses:
General and administrative	7,951,470	6,314,357	3,610,848	29,099,199
Licensing and product development	20,188,577	10,981,950	5,066,569	62,046,914
	28,140,047	17,296,307	8,677,417	91,146,113

Loss before the undernoted	(25,591,354)	(15,844,414)	(8,330,230)	(84,357,109)

Loss on foreign exchange	(220,630)	-	-	(220,630)

Gain (loss) on marketable securities	(2,623)	-	638,332	(1,191,329)

Unrealized loss on marketable securities	-	(14,881)	-	-

Loss before income taxes	(25,814,607)	(15,859,295)	(7,691,898)	(85,769,068)

Income taxes	-	-	-	7,300

Loss for the period	(25,814,607)	(15,859,295)	(7,691,898)	(85,776,368)

Deficit, beginning of period	(60,751,894)	(44,319,267)	(36,470,665)	-

Cost of purchasing shares for cancellation in excess of book value	-	(573,332)	(156,704)	(790,133)

Deficit, end of period	$(86,566,501)	$(60,751,894)	$(44,319,267)	$(86,566,501)

Basic and diluted loss per common share	$(0.59)	$(0.47)	$(0.36)

Weighted average number of common shares outstanding	43,755,160	34,046,450	21,353,479

Excludes common shares held in escrow for contingent additional
payment related to the acquisition of Delex Therapeutics Inc.	2,380,953	2,777,778	-

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Cash Flows
(Amounts in Canadian dollars, unless otherwise noted)

				From inception on August 17, 1994
		Years ended June 30,		to June 30,
	2006	2005	2004	2006
Cash provided by (used in):

Operating activities:
Loss for the period	$(25,814,607)	$(15,859,295)	$(7,691,898)	$(85,776,368)
Items not involving cash:
Depreciation of capital assets	61,017	11,717	14,910	331,681
Amortization of intangible assets	1,269,158	137,760	-	1,406,918
Unrealized loss on marketable securities	-	14,881	-	1,827,038
Loss (gain) on marketable securities	2,623	-	(638,332)	(635,709)
Stock-based compensation	2,588,413	1,278,955	500,375	4,436,563
Stock-based consideration	100,000	192,750	-	292,750
Warrants-based consideration	54,775	-	-	54,775
Change in non-cash operating working capital:
Accounts receivable and prepaid expenses	(672,639)	(367,916)	(295,651)	(1,504,391)
Accounts payable and accrued liabilities and deferred revenue	(1,599,032)	2,396,216	841,128	2,058,895
	(24,010,292)	(12,194,932)	(7,269,468)	(77,507,848)

Financing activities:
Repayment of debentures	-	(1,469,425)	-	(1,469,425)
Issuance of common shares on exercise of options	851,322	109,318	1,544,375	2,505,014
Issuance of common shares
on exercise of warrants	3,627,430	432,402	222,348	4,282,180
Redemption of preferred shares	-	-	-	(2,630,372)
Purchase of shares for cancellation	-	(779,909)	(230,379)	(1,029,679)
Net proceeds from issuance of shares and warrants	42,622,618	18,884,120	17,047,001	123,276,729
	47,101,370	17,176,506	18,583,345	124,934,447

Investing activities:
Short-term deposits, net	(55,529,720)	(14,988,521)	(14,893,951)	(85,412,192)
Proceeds on sale of marketable securities	2,211	-	1,402,239	1,404,450
Additions to capital and intangible assets	(54,791)	(27,034)	(3,724)	(450,153)
	(55,582,300)	(15,015,555)	(13,495,436)	(84,457,895)

Decrease in cash and cash equivalents	(32,491,222)	(10,033,981)	(2,181,559)	(37,031,296)

Net cash assumed on acquisition	34,540,166	5,226,447	-	39,766,613

Cash and cash equivalents, beginning of period	686,373	5,493,907	7,675,466	-

Cash and cash equivalents, end of period	$2,735,317	$686,373	$5,493,907	$2,735,317

Non-cash items:
Issuance of common shares on Delex acquisition	$1,464,284	$9,862,697	$-	$11,326,981
Issuance of common shares on Eximias acquisition	35,063,171	-	-	35,063,171